Russell K. Hall and Associates, Inc.
303 West Wall Street • Suite 1102
P. O. Box 80925 • Midland, Texas 79708-0925
(432) 683-6622

March 18, 2019

Mr. James Schoonover
Houston American Energy Corp.
801 Travis St., Ste. 1425
Houston, Texas 77002

HOUSTON AMERICAN ENERGY CORP.

SUMMARY

Houston American Energy Corporation owns interests in wells and acreage in the Delaware Basin in Reeves County, Texas. An evaluation effective December 31, 2018 was prepared by Russell K. Hall and Associates, Inc. at the request of Mr. James Schoonover. The following tables summarize net reserves and revenues using SEC 2018 pricing.

Houston American Energy Corp.
Net Reserves and Revenues
SEC 2018 Pricing
Effective December 31, 2018

	Proved Developed Producing	Proved Undeveloped	Total Proved
Reserves (Net)			
Oil (bbl)	99,818	242,949	342,767
Gas (Mcf)	1,481,803	1,179,557	2,661,360
Revenue ($)	11,321,129	19,062,278	30,383,407
Expenses ($)	2,826,604	4,361,379	7,187,983
Investments ($)	0	4,758,170	4,758,170
Future Net Income ($)			
Undiscounted	8,494,525	9,942,729	18,437,253
Discounted @ 10%	4,094,515	3,371,143	7,465,658

Oil, gas, condensate, and product prices used to determine revenues were the average of prices received for the hydrocarbons as of the first day of each month during the 12 month period prior to the reserve report date. For 2018, the prices are $62.04 per barrel for oil, and $1.76 per MMBtu for gas.

Adjustments were made to oil and gas prices to reflect historical differences between actual prices received and posted oil and gas prices. This effectively adjusts for transportation, heating value, gravity, and other factors. Producing wells on the acreage are very recent completions with limited data, therefore, public and proprietary data from offset wells was relied on for the analysis.

Costs, as of the reserve report date, were not escalated and were determined using recent historical information. Estimated costs include all anticipated development where material.

The future net revenue is discounted at 10 percent per year.

PROPERTY DISCUSSION

Producing wells are recent completions with limited data available. Forecasts were determined using decline curve analysis with daily production volumes provided by the operator. We have matched forecasts to the early time production histories and used typical decline parameters for the area to forecast future production.

The operator has drilled one Wolfcamp A producer on each lease included in this evaluation. We have included Proved Undeveloped locations one immediate offset location away, parallel to each producer. Undeveloped reserves were determined using analogy from offset producing wells. Offsets included in this analysis are recent Wolfcamp A completions in the immediate area of the subject acreage. EURs for offset wells were normalized to lateral length for this analysis.

Russell K. Hall and Associates does not have any financial relationships with Houston American Energy Corporation other than trade receivables as a result of independent reserves evaluation. There were no limitations or restrictions placed on our independent evaluation of the company and no contingency fee agreements were in place. We have not provided any additional services for Houston American Energy Corporation other than independent reserves evaluation.

This evaluation and the documents associated herein are the property of Russell K. Hall and Associates, Inc. No part of this report may be distributed without the prior written consent of Russell K. Hall and Associates, Inc.

I appreciate the opportunity to provide you with this engineering evaluation. All engineering estimates were prepared in accordance with generally accepted engineering practices. However, reserves and forecasts may be subject to revisions due to changes in operations, reservoir interpretations, and / or pricing parameters. Please call if you have any questions.

Sincerely,

Russell K. Hall

Russell K. Hall
Texas P. E. no. 69926

Russell K. Hall & Associates, Inc.
Registration no. F-002199